Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Successor	Predecessor	Successor	Predecessor
	Fiscal nine-month period ended September 30, 2007	Fiscal nine-month period ended October 1, 2006	December 4, 2006 to December 31, 2006	January 1, 2006 to December 3, 2006
			(dollars in millions)
Earnings:
Income (loss) from continuing operations before income taxes	(168.6)	108.6	(73.3)	92.0
Fixed charges	221.5	91.2	23.0	106.9

Earnings adjusted for fixed charges	52.9	199.8	(50.3)	198.9

Fixed charges:
Interest expense, gross (note no interest capitalized)	214.3	84.8	22.3	99.2
Portion of rent expense representative of interest (1)	7.2	6.4	0.7	7.7

Total fixed charges	221.5	91.2	23.0	106.9

Ratio of earnings to fixed charges	0.2	2.2	(2.2)	1.9

ESTIMATE OF INTEREST WITHIN RENTAL EXPENSE
Total Rent expense (per historical financial statements)	21.9	19.3	2.2	23.2
Estimated percentage (based on SEC guidance)	33%	33%	33%	33%

Estimated interest within rental expense	7.2	6.4	0.7	7.7

Deficiency	(168.6)	—	(73.3)	—

(1)	One third of rent expense is deemed to be representative of interest.